THE 2.0 COLLECTIVE

⚡ FOR THE AMBITIOUS: career strategy + support for today's professional


EXIT

the20.co Charlotte, NC

Technology | Female Founder | B2C | Minority Founder | Edtech

Highlights

1. ⭐ Techstars 2023 company - among the top 1% of startups! (84% are active, acquired, or exited)

2. 🤝 1k+ counting on waitlist! organically grown from a private 30-member pilot at MVP - member love

3. ❤️ Proven YoY retention (and still going!) from initial pilot users

4. ⚡ Members have continual career success with 2.0 – avg 40% net worth bump after <6m

5. 🦸 Career-long lifecycle: members become career strategists > superstrategists > industry icons!

6. ✨ Millions of anonymized datapoints to signal future of work

7. 🤝 LOIs from companies at-the-ready when we launch B2B

Our Team



Lynn Luong ceo + co-founder

⚡ ecosystem builder - emerging startups, innovation (1st Charlotte Innovation Week!) most recently: Head of Innovation Advancement @ Truist w/ focuses in opportunity development, talent evangelism, tech + design. prev. bootstrapped founder



Garrett Evans coo + co-founder

☕ scaled + sold first company before 22. most recently: Leadership at DealCloud from startup > acquisition > IPO (diehard team!). 1st adult job was working 110+ hours in derivatives, badge in/out, slept in the office... oof



Brian Wahome cto

📦 bread + butter: machine-learning, AI, data | prev: tech wiz @ Microsoft, Qualtrics. 1st 2.0 member ever! top tech mentor across several mentorship networks for FAANG + startups. his most defining career moment includes a lion...



Anya Evans head of generalist operations (GenOps)

🧃 expanded clean juice (yes, that one!) across the US before 18. bread + butter: brand, content, partnerships, strategy, operations, the list goes on. getting things from 1-2, taking a validated idea and blowing it out of the water



Stefan Friend cpo

🚀 repeat startup guru, community leader (most recently: Mighty Networks - Series B). bread + butter: product design + dev, strategy, obsesses over the voice of the customer. balances 2 kiddos under 2, community building, and 2.0!



Alex Elich-Burr cco

🎤 previous news reporter, anchor (!!! so cool). PR, media, communications for indeed and top brands + startups. founder of NetworkQueen - women's professional networking community



Alyssa Caputo head of member experience

📦 bread + butter: community building, hospitality. recently: Director of Marketing at José Andrés. previously: Member Experience at Launch House, Operations at WeWork



Katelyn Campbell educator-in-residence, advancement + editorial

📦 building + scaling our strategist curriculum and career-long learning. journalism, composition, creative writing, AP english teacher. NYU's publishing



Fahim Nasim founding strategist-in-residence (IR)

🧑 recently: Technology Leader at Carlyle. went from financial analyst (living for book close) > Consultant > Principal Consultant at DealCloud in 3 years. international traveler, farsi speaker, real estate investor, "mind, body, soul"



Stacey Olin founding strategist-in-residence (IR)

🧘 currently: attorney + family law mediator. through her practice, she found that women need more support so... founder of Better Not Broken – holistic self-defense to protect your peace and feel your best (so bad$$)



Jamie Gianne Caputol lead story writer + production

📖 spun up the story team to operationalize process for professionals to tell their stories via pitches, cover letters, etc. first intern > content > story writer > head of advancement. combined passion for production + storytelling for members

Everyday professionals deserve career-long strategy + support

therapy for your mind, gym for your body, 2.0 for your career

⚡ [Join the Collective](#) ⚡

> ***Already living + breathing 2.0's mission? Join as a Strategist and get matched with your all-star team, or become an Industry Icon!***

** looking for FAQ's? jump to the bottom*


WELCOME TO YOUR NEXT CAREER UPGRADE — YOUR 2.0

hey there, ambitious human –

Welcome to The 2.0 Collective, the movement to create and democratize resources for career advancement. Today's professionals like us deserve to tap into our ambition and potential, but our jobs aren't ready to support us. Our careers are evolving, diversifying at every stage. We deserve better.

And that's why we're opening 2.0's first and *only* Community Round. We've always wanted to make 2.0 ***collective-owned,*** which means that a piece of the company is reserved for Collective members. Don't get it twisted – this isn't a money-making play for us; this is a money-making play for you before investors get in. All investments come with a gift of career advancement for yourself or someone who needs it.


Whether it's $100 or more, your investment advances someone else's career. It's all about democratization. After all, we can't advance alone. Let's make 2.0 collective-owned.
$500 2 months free advancement membership or gift it to an ambitious human
$1000 6 months free advancement membership or gift to an ambitious human
$2000 1 year free advancement membership or gift to an ambitious human
$5000 3y or 1y + lifelong community membership or gift to an ambitious human
$10,000+ lifelong community membership + 5 full memberships to gift + first dibs at merch/workshops/events!
INVESTMENT BREAKDOWN

This is a big thank you to our first customers, career strategists, supporters, and a "thank you in advance" to all that will join the collective to help everyone tap into their career potential.

Our team has been working incredibly hard to bring this to the masses, and now, it's time. I often remind our team,

> ***"There isn't a future of work I can imagine without 2.0, or the notion of accessible advancement that everyone deserves."***

For all the incredible drive our team has put in, for all the members who believe in us, for all the people that can't imagine a future without 2.0 – this is for you, before VCs. As a wise Snoop Dogg once said,

"When the pimp's in the crib ma, drop it like it's hot…" it'd be a lot faster with someone looking out for us from job-to-job, from 2.0 and beyond.

⚡ onwards + upwards,

2.0 Dream Team



Through a career-long membership, the ambitious and high-achieving navigate everyday career moves within a self-learning hub of resources like…

🫰 daily career support

📖 a machine-learning powered resource database

🔮 hyperlocalized community

At The 2.0 Collective, we define the meaning of '*hustle*' – whether you want to diversify your skillset or thrive in your 9-5.

PROBLEM

"Doing it all" looks different. Burnout does not.

> People spend over 1/3 of their lives at work, and for many of us it's actually much more. When you
> find your life's work, it's creative, all consuming and contagious. - Brianne Kimmel, Worklife VC

You've heard it before… ✓ College ✓ First Job ✓ Married ✓ Dog ✓ House ✓ Baby … now what?

Modern professionals are evolving what traditional "checkboxes" look like. On top of that, the pandemic caused everyone to reconsider their livelihoods and whether what they're doing is actually making them happy. We're currently mapping out our careers in our heads. LinkedIn is a black hole. Your friends and family might try, but what's game-changing for them might not be for you. There's so much going on, no wonder everyone is burnt out, leaving their jobs and feeling alone.

There's no modern career support fit for today's professional.



SOLUTION

Minimizing Career Friction = Democratizing Career Advancement

We're launching the future of work where anyone can be a triple threat *and thrive at it*. Or ace your day job if that's your jam.



The 2.0 Collective is a collaborative workspace for everyday professionals to manage and advance their careers – the go-to when you are freaking out (the good and bad). At signup, we learn about your values, personalities, career objectives to better customize to your individual needs. This gets matched thoughtfully to a collective of brilliant professionals a few steps ahead of you. You get them for that everyday career support, and you get all the tools they used to achieve their 2.0.

How it works – behind the scenes



Career Dash

This is Career Strategist's superpower – to become faster, smarter for members. Your Career Dash is where you and your strategist manage and advance your career. Kanban-style progress tracker, document collaboration, meeting recordings, etc.

The Opportunity Pipeline

A machine-learning-powered resource database that sifts through the noise of growth, connection, and work resources. Resources and opportunities come from opportunity partners, pre-vetted scrubbing, and crowdsourcing - just like Product Hunt. All matched with what drives YOU as an ambitious human.

Collectives: Find your hustle buddies

Hyper-localized communities to identify people on a similar path so you can hustle together and keep each other accountable. Think masterminds, accountability "power hours," local talks, etc.

⚡ Member Wins!



from members that proved their value to their leaders, landed new roles, had past interviewers hit them up months later, named their self worth, and more

Whether you're early-in-career or later, everyone deserves someone. Our tools are choose-your-own-adventure and are meant to make moves for whatever is thrown at you.

Tools used: Ikigai, Maslow's Hierarchy of Needs, Miro, proprietary calculator for making decisions (i.e. where to move, which offer to take), nailing Discovery calls and not applying to a single Linkedin/Indeed posting, 2.0 Identifier Method, +many many more.

Quick-Hitters: more on our model

💹 HOW WE MAKE MONEY – monthly subscription with high-touch support (275/month) when things get rough to low-touch (50-125/month) when you're thriving so you still get SOS calls and async support!

👩 OUR CAREER STRATEGISTS – high-performing leaders, mid-to-senior level, people leaders, those that have similar values, traits, career goals; and they're also paid! or they donate their time

📣 HOW WE MARKET – we're hitting all the emerging tech hubs to support the migration of professionals from big tech hubs to emerging cities like Austin, Charlotte, Atlanta, etc. we're extremely community-driven, so think events, industry icon workshops, network effects! Next: we're going to work with your employers to create better work environments + processes

📍 CURRENT STATUS: TECH – we're focused on building the best personal workspace where you can manage, build, and imagine your next career moves. this looks like a personal dashboard that we're continuing to make smarter and more human, meaning it will learn about you - not substituting our brilliant career strategists.

🔜 What's next?

We're bringing 2.0 to your city. With this Community Round, we're going to work on finding the best leaders, effectively train, and scale up our technology so we can ensure ALL can advance in their career. After that? We're teaming up with your boss to make sure your job works for you, not just you workin the job. Need